UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A/A

AMENDMENT NO. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

UNITED THERAPEUTICS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	52-1984749
(State of incorporation or organization)	(I.R.S. Employer Identification no.)

1040 Spring Street Silver Spring, Maryland	20910
(Address of principal executive offices)	(Zip Code)

If this form relates to the registration of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒

If this form relates to the registration of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates:	Not Applicable
(if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common stock, par value $0.01 per share	NASDAQ Global Select Market

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.                                                           Description of Registrant’s Securities to be Registered.

The securities registered hereunder are common stock, par value $0.01 per share, of United Therapeutics Corporation, a Delaware corporation (the “Company”).  The Company’s authorized capital stock consists of 255,000,000 shares, consisting of 245,000,000 shares of common stock and 10,000,000 shares of preferred stock, par value $0.01 per share.

Subject to the rights of any holders of the Company’s preferred stock, each share of common stock is entitled to dividends if, as and when dividends are declared by the Company’s Board of Directors out of funds legally available therefor. Under Delaware corporate law, the Company may declare and pay dividends only out of the Company’s surplus, or in case there is no such surplus, out of the Company’s net profits for the fiscal year in which the dividend is declared and/or the preceding year. The Company may not declare dividends, however, if the Company’s capital has been diminished by depreciation, losses or otherwise to an amount less than the aggregate amount of capital represented by any issued and outstanding stock having a preference on distribution. The Company will pay any dividend so declared and payable in cash, capital stock or other property equally, share for share, on the Company’s common stock.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the Company’s stockholders, except as may otherwise be required by law.

In the event of the Company’s liquidation, dissolution, distribution of assets, or winding up, holders of the shares of common stock are entitled to share equally, share for share, in the assets available for distribution to holders of the Company’s capital stock, subject to any liquidation preference on any outstanding shares of the Company’s preferred stock.

The holders of common stock have no cumulative voting rights with respect to the election of directors or any other matter. No holder of common stock has preemptive or other rights to subscribe for additional shares of the Company’s common stock.

The transfer agent and registrar for the Company’s common stock is The Bank of New York Mellon.

Each share of common stock trades with and has attached to it a right to purchase shares of preferred stock. The terms of the rights are set forth in the First Amended and Restated Rights Agreement dated as of June 30, 2008, between the Company and The Bank of New York Mellon, as Rights Agent. The rights are currently evidenced by the Company’s common stock certificates and are not exercisable until the earlier of:

•                  the close of business on the tenth business day following the date of public announcement, or the date on which the Company first has notice or determines, that a person or group of affiliated or associated persons has acquired, or has obtained the right to acquire, 15% or more of the outstanding shares of the Company’s voting stock without the Company’s prior express written consent following express approval by the Company’s Board of Directors (such person or group, an “Acquiring Person”), or

•                  the close of business on the tenth business day following the commencement of a tender offer or exchange offer by a person, without the Company’s prior written consent following express approval by the Company’s Board of Directors, which offer, upon consummation, would result in such person’s control of 15% or more of the Company’s voting stock.

If the rights become exercisable, each right will entitle the holder to purchase from the Company one one-thousandth of a share of the Company’s Series A Junior Participating Preferred Stock, par value $0.01 per share, at a price of $400.00 ($800.00 before the Company’s September 2009 two-for-one stock split) (the “Purchase Price”), subject to adjustment. If any person or group becomes an Acquiring Person, each right, except those held by the Acquiring Person, would entitle each holder of a right to acquire such number of shares of the Company’s common stock as shall equal the result obtained by multiplying the then current Purchase Price by the number of one one-thousandths of a share of preferred stock for which a right is then exercisable and dividing that product by 50% of the then current per-share market price of common stock.

The Company’s Board of Directors may, at its option, at any time after any person or group acquires more than 15% but less than 50% of the outstanding shares of the Company’s voting stock without prior written consent of the Board of Directors, exchange all or part of the then outstanding and exercisable rights, except those held by such person or group, for one share of the Company’s common stock per right.

At any time prior to the time an Acquiring Person becomes such, the Company’s Board of Directors may, at its option, redeem the rights in whole, but not in part, at a price of $0.01 per right (the “Redemption Price”). The redemption of the rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the rights, the ability to exercise the rights will terminate and holders of rights will only be entitled to receive the Redemption Price.

If not exercised by the holders or earlier redeemed or exchanged by the Company, the rights will expire on June 26, 2018. The Purchase Price, and the number of shares of Series A Junior Participating Preferred Stock, common stock or other securities or property issuable upon exercise of the rights, are subject to adjustment from time to time to prevent dilution by action of the Company’s Board of Directors and in circumstances described in the Rights Agreement. The Company is required to reserve and keep available a sufficient number of shares of the Company’s preferred stock, common stock and/or other securities sufficient to permit the exercise in full of all outstanding rights.

The Company’s certificate of incorporation and by-laws provide that the Company’s Board of Directors is divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of the Board of Directors is elected each year. This classification of the Board of Directors will make it more difficult for an acquirer or for other stockholders to change the composition of the Board of Directors. The Company’s by-laws also provide that a director may be removed only for cause by vote of the holders of at least 80% of the outstanding shares of common stock entitled to vote generally in an election of directors. In addition, the by-laws provide that any vacancies in the Company’s Board of Directors will be filled by the Board of Directors. If the remaining directors do not constitute a quorum, the Company’s by-laws permit the vacancy to be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum.

The Company’s certificate of incorporation eliminates shareholders’ ability to take action by written consent without a meeting, which makes it more difficult for shareholders to take action opposed by the Board of Directors.

Under the Company’s by-laws, special meetings of shareholders may be called only by a majority vote of the Board of Directors, or by the Chairman, Vice Chairman or the President.

The Company’s by-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before a meeting of the stockholders. The stockholder notice procedure provides that only persons who are nominated by the Board of Directors or by a stockholder who has given timely written notice to the secretary of the Company before the meeting at which directors are to be elected, will be eligible for election as directors. This notice is required to include specified information about the stockholder and each proposed director nominee and information regarding each proposed nominee that would be required to be included in a proxy statement filed under the Securities and Exchange Commission’s rules and regulations. The stockholder notice procedure also provides that the only business that may be conducted at a meeting of the stockholders is business that has been brought before the meeting by, or at the direction of, the Board of Directors or by a stockholder who has given timely written notice to the secretary of the Company. This notice is required to include a brief description of the business desired to be brought before the meeting and specified information about the stockholder and the stockholder’s ownership of the Company’s capital stock.

The Company is incorporated under the Delaware General Corporation Law, or DGCL. The Company is subject to Section 203 of the DGCL, which restricts certain transactions and “business combinations” between a Delaware corporation and an “interested stockholder” (in general, a stockholder owning 15% or more of the corporation’s outstanding voting stock) or an affiliate or associate of an interested stockholder, for a period of three years from the date the stockholder becomes an interested stockholder. A “business combination” includes mergers, asset sales, and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, unless the transaction is approved by the Board of Directors and the holders of at least 66 2/3% of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder), Section 203 prohibits significant business transactions such as a merger with, disposition of assets to, or receipt of disproportionate financial benefits by the interested stockholder, or any other transaction that would increase the interested stockholder’s proportionate ownership of any class or series of the corporation’s stock. The statutory ban does not apply if, upon consummation of the transaction in which any person becomes an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock of the corporation (excluding shares held by persons who are both directors and officers or by certain employee stock plans).

Section 203 of the DGCL may make it more difficult for a person who would be an interested stockholder to effect various business combinations with the Company.

Item 2.                                                           Exhibits.

The following exhibits are filed as a part of this Registration Statement:

Exhibit No.	Description
3.1

Amended and Restated Certificate of Incorporation of United Therapeutics Corporation, incorporated by reference to Exhibit 3.1 of United Therapeutics Corporation’s Registration Statement on Form S-1 (Registration No. 333-76409).

3.2

Certificate of Amendment to Amended and Restated Certificate of Incorporation of United Therapeutics Corporation, incorporated by reference to Exhibit 3.1 of United Therapeutics Corporation’s Current Report on Form 8-K, filed on June 28, 2010.

3.3

Second Amended and Restated By-laws of United Therapeutics Corporation, incorporated by reference to Exhibit 3.2 of United Therapeutics Corporation’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008.

3.4

Form of Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock, incorporated by reference to Exhibit A to Exhibit 4 to United Therapeutics Corporation’s Current Report on Form 8-K, filed December 18, 2000.

4.1	Reference is made to Exhibits 3.1, 3.2 and 3.3.

4.2

First Amended and Restated Rights Agreement, dated as of June 30, 2008, by and between United Therapeutics Corporation and The Bank of New York Mellon, as Rights Agent, which includes as Exhibit B the Form of Rights Certificate, incorporated by reference to Exhibit 4.1 of United Therapeutics Corporation’s Current Report on Form 8-K, filed on July 3, 2008.

4.3

Form of the Registrant’s Common Stock certificate (incorporated by reference to Exhibit 4.5 of the Registrant’s Registration Statement on Form S-3 filed on December 22, 2006 (Registration No. 333-139631)).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

UNITED THERAPEUTICS CORPORATION

/s/ Paul A. Mahon
Paul A. Mahon
Executive Vice President, General Counsel
and Corporate Secretary

Date: May 2, 2011

EXHIBIT INDEX

Exhibit No.	Description
3.1

Amended and Restated Certificate of Incorporation of United Therapeutics Corporation, incorporated by reference to Exhibit 3.1 of United Therapeutics Corporation’s Registration Statement on Form S-1 (Registration No. 333-76409).

3.2

Certificate of Amendment to Amended and Restated Certificate of Incorporation of United Therapeutics Corporation, incorporated by reference to Exhibit 3.1 of United Therapeutics Corporation’s Current Report on Form 8-K, filed on June 28, 2010.

3.3

Second Amended and Restated By-laws of United Therapeutics Corporation, incorporated by reference to Exhibit 3.2 of United Therapeutics Corporation’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008.

3.4

Form of Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock, incorporated by reference to Exhibit A to Exhibit 4 to United Therapeutics Corporation’s Current Report on Form 8-K, filed December 18, 2000.

4.1	Reference is made to Exhibits 3.1, 3.2 and 3.3.

4.2

First Amended and Restated Rights Agreement, dated as of June 30, 2008, by and between United Therapeutics Corporation and The Bank of New York Mellon, as Rights Agent, which includes as Exhibit B the Form of Rights Certificate, incorporated by reference to Exhibit 4.1 of United Therapeutics Corporation’s Current Report on Form 8-K, filed on July 3, 2008.

4.3

Form of the Registrant’s Common Stock certificate (incorporated by reference to Exhibit 4.5 of the Registrant’s Registration Statement on Form S-3 filed on December 22, 2006 (Registration No. 333-139631)).